Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Excerpts from the Transcript of the November 16, 2017 Liberty Interactive Corporation Investor Day Presentation

Gregory B. Maffei, Chief Executive Officer, Liberty Interactive Corporation

. . . [W]e are adding to that scale by bringing in the purchase of H, with huge synergy opportunities. Now when we first spoke to you about this deal, we talked about $75 million to $110 million. After extensive work with a consulting firm and teams from H and Q, we’re now increasing that estimate . . . to $220 million. Some of those synergies are going to be recognized immediately. Some will take more time. Mike George will talk more about the cadence of those. These are only cost synergies. In addition, we expect revenue and CapEx synergies, but we haven’t included the hit there — here because they’re more difficult to calculate and have assurance to. But we’re confident that they’re there.

. . .

Mark Carleton, Chief Financial Officer, Liberty Interactive Corporation

Let’s look at QVC’s debt on a pro forma basis. We start out at QVC, Inc. with $5.4 billion there. It’s about — our covenant threshold is about 3.5x. Our target is still around 2.5, we’re at around 2.7 right now. We have some corporate-level debentures up at the QVC Group level, some corporate debt. Then in the reattribution, we bring the exchangeable debentures over at carrying cost. Again, that excludes the [1.75]% debentures that we talked about before and then the pay-down of the QVC revolver with excess cash that comes in through the reattribution.

The HSN facility has come over, $20 million currently borrowed against their line and the HSN term loan. The HSN leverage is about at 1.8x, a similar covenant threshold at 3.5x. And we think we’re going to be targeting a leverage level similar to QVC at around 2.5x we think, right now, is the prudent leverage level to be at. So pro forma, a total of around $7.5 billion around our 2.5x target.

The next area I wanted to touch on a little bit was our purchase accounting adjustments. We had a lot of questions from the analysts on this math. And really, we’ve got a few components of this. …And then, obviously, with our transaction with HSN targeting to close near the end of the year, we will begin to see HSN amortization in this calculation somewhere $150 [million] to $175  million a year over the next 5 to 10 years. It’s important as you’re modeling these that this amortization is not deductible for cash tax purposes. So this is non-tax-deductible amortization.

. . .

Michael A. George, Chief Executive Officer and President, QVC, Inc.

. . . And with HSN, we have this whole additional opportunity to be that much more efficient. And as Greg touched on, we have had hundreds of people across QVC and HSN, in partnership with the consulting firm, looking deeply at opportunities. We’ve built 50 detailed business cases to go after cost synergies. We’re comfortable to more than double the number that we initially shared with you. You can see the kinds of categories here where we’ll get those savings.

And just to talk about the time sequence, by the end of the second year of the acquisition, 2019, we’ll be sort of above the total synergy number we gave you at announcement. So we think we can be in that [$]110 [million] to [$]120 [million] range 2 years from now. And these are realized in the year. These are savings realized in the year and ramping to over $200 million 3 years out. You’ll see some onetime costs and mix of capital and expense roughly 50-50 offsetting that to some degree. So really excited about where we are on the synergies.

. . .

Question

. . . The news has been very nice for QVC in the past few days. And I was curious about the updation of the synergy guidance. You see more kind of opportunity there. Could you talk to what you saw that you didn’t see before, what’s come through. And then to what extent are the TV distribution deals baked in? Or think there is a meaningful difference between what HSN pays and what QVC is paying. And is there an opportunity maybe for more beyond what you’re talking to on the synergy side?

Gregory B. Maffei

Yes, I think that one in particular is the hardest in many ways because those are long-term contracts and the reality is the amount of volume on the H channels is half or less of the amount of volume on the Q channels. So if you’re renting the space, it just works out that way. I’m going — where is Mike? Mike, do you want to do that or — and also, Mark Carleton, our CFO, has been intimately involved. So why don’t — Mike, why don’t you start answer why? Surprise when we look from the outside and made a guess about synergies, we had a lower number, conservatively than we went and did the work — extensive work. Why we have a bigger number now?

Michael A. George

And I think that is the biggest difference, just having access to a lot of information through a clean room process, working with the third-party consultant, functional experts at both QVC and HSN being able to really go through in depth where the opportunities might be. And I think having done a lot of rigorous work, we have become much more confident in a range of opportunities and also, more confident in how quickly we can go, get those opportunities. So feel like a lot of high-quality work has been done that makes us pretty confident in the numbers that we put forth.

Forward-Looking Statements

The foregoing transcript excerpts include certain forward-looking statements, including statements about the proposed acquisition (the “HSNi acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), including those about the expected benefits of and synergies resulting from the HSNi acquisition, expected leverage targets for the QVC Group following the completion of the HSNi acquisition and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the HSNi acquisition.  These forward-looking statements speak only as of the date of this communication, and QVC, Inc. and Liberty Interactive each expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in QVC’s or Liberty Interactive’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of QVC and Liberty Interactive, including the most recent Forms 10-K and 10-Q, for additional information about QVC and Liberty Interactive and about the risks and uncertainties related to QVC’s and Liberty Interactive’s businesses which may affect the statements made in the foregoing excerpts.

Additional Information

Nothing in the foregoing transcript excerpts shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus regarding the HSNi acquisition (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the HSNi acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net